UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68917

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __M2O Private Fund Advisors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 N. Lexington Avenue, Suite 500__

　　　　　　　　　　　　　　　　(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diane Rolfe	(914) 368-7972	diane@m2ollc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Reynolds & Rowella, LLP__

　　　　　　　　　(Name – if individual, state last, first, and middle name)

51 Locust Avenue	New Caanan	CT	06840
(Address)	(City)	(State)	(Zip Code)
April 23, 2009		3448	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hallock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M2O Private Fund Advisors LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Partner

KLODIANA CEKAJ
Notary Public - State of New York
NO. 01CE0009056
Qualified in Rockland County
My Commission Expires Jun 5, 2027

KC

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M₂O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANICAL CONDITION
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

M₂O PRIVATE FUND ADVISORS LLC

Contents



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of M2O Private Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M2O Private Fund Advisors LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of M2O Private Fund Advisors LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of M2O Private Fund Advisors LLC's management. Our responsibility is to express an opinion on M2O Private Fund Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M2O Private Fund Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as M2O Private Fund Advisors LLC's auditor since 2023.

New Canaan, Connecticut
February 24, 2025

M₂O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2024

ASSETS	
Cash	$ 1,590,030
Accounts receivable	16,556,115
Fixed assets, at cost (less accumulated depreciation of $332,815)	178,992
Right of use asset	1,328,135
Prepaid expenses	85,675
Other assets	50,487
Total assets	**$ 19,789,434**
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 83,760
Lease liability	1,474,566
Total liabilities	1,558,326
Members' equity	18,231,108
Total liabilities and members' equity	**$ 19,789,434**

See notes to statement of financial condition

M₂O PRIVATE FUND ADVISORS LLC
Notes to Statement of Financial Condition
December 31, 2024

NOTE A - ORGANIZATION AND BUSINESS

M₂O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and has registered with the Securities and Exchange Commission (the "SEC").

The Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of presentation:

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2]   Fair value of financial instruments:

The recorded amounts of the Company's other assets (deposits) approximate their fair values principally because of the short-term nature of these items.

[3]   Accounts receivable:

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range or reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

The Company's largest asset is accounts receivable (approximately 84% of total assets) as of December 31, 2024. In the normal course of its business and pursuant to its engagement agreements, the Company earns advisory, placement and secondary fee income which may be paid on an installment basis by its clients, generally payable on a quarterly basis over a six month to two-year period, with interest charged on the outstanding balance. With respect to fees paid over time, the Company has determined there is not a significant financing component relating to such contracts. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectability of accounts receivable based on the creditworthiness of each client using relevant information about past events, current conditions and reasonable and supportable forecasts. The Company considers the historical evidence and current conditions, and there is not a foreseeable expectation of an event of change that would result in receivables being paid for less than the amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ended December 31, 2024. The Company had accounts receivable of $16,556,115 and $14,443,355 as of December 31, 2024 and December 31, 2023, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table summarizes the aging of the Company accounts receivable at December 31, 2024.

	Total Not Past Due	1-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Accounts Receivable
Accounts Receivable	$16,556,115	$ -	$ -	$ -	$ -	$16,556,115
Total	$16,556,115	$ -	$ -	$ -	$ -	$16,556,115

[4] Cash and cash equivalents:

The Company considers all highly liquid investments available for current use with an original maturity of three months or less to be cash equivalents. The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company's cash balance exceeded federally insured limits by $1,340,030 for the year ended December 31, 2024. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

[5] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

Leasehold improvements	Shorter of useful life or lease term
Office equipment	3 years
Furniture and fixtures	7 years

[6]   Leases:

The Company is a lessee of noncancellable operating leases for office space and equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the incremental borrowing rate is used based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

lease payments is recognized on a straight-line basis over the lease term. The Company does not have short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

[7] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. In 2021, New York State enacted the pass-through entity tax under Tax Law Article 24-A (the "Tax Law") effective for tax years beginning on or after January 1, 2021. The Tax Law allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for the year ended December 31, 2024. At present, the Company is only doing business in New York State. During the year ended December 31, 2024, the Company had no income from other jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of the Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statement. The Company's policy is to recognize any interest and penalties relating to income taxes in income tax expense. The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement. The Company's 2021 through 2024 tax years are open for examination by the federal, state or local tax authorities.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

[8] Profit sharing plan:

The Company maintains a 401(k) profit-sharing plan available to eligible employees. Employee contributions are voluntary, determined on an individual basis and limited to the maximum allowable under federal tax regulations. The plan provides for the Company to make contributions for the benefit of the employees.

During 2021, the Company implemented a firm-wide revenue sharing plan for eligible employees (the "2021 M2O Revenue Share Plan"). Select employees were eligible to participate in a firm-wide revenue share pool (the "Pool"). The 2021 Pool was defined as 10% of 2021 income from underwriting and selling groups in excess of $20,000,000. The payment schedule for the 2021 M2O Revenue Share Plan will be made equally over ten quarters and paid in arrears beginning in the first calendar quarter of 2022, as long as an employee remains a full-time employee in good standing with the firm as of the respective payment dates. Such amounts are being accounted for over the term of the required employment.

During 2024, the Company did not implement an additional firm-wide revenue sharing plan.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2024 were as follows:

Leasehold improvements	$ 236,345
Furniture and fixtures	183,026
Office equipment	92,436
Total cost	511,807
Less accumulated depreciation and amortization	(332,815)
Total cost less accumulated depreciation and amortization	$178,992

The Company's policy is to expense all furniture, fixtures and other equipment expenditures of $1,000 or less. The Company capitalized $15,816 of furniture, fixtures and other equipment in 2024.

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined, which shall be the greater of $5,000 or 6 2/3% of aggregated indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2024, the Company had net capital of $1,359,839, which exceeded the required net capital by $1,344,493. In addition, the Company's ratio of aggregate indebtedness to net capital was .17 to 1.

NOTE E - COMMITMENTS

The Company has an obligation as a lessee for office space, effective August 1, 2019 with an initial noncancellable terms in excess of one year. The Company has classified this lease as an operating lease. This lease has a term of seven (7) years and six (6) months and includes an option to extend the term of the lease for one (1) additional period of five (5) years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under this renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company's lease for office space was amended, effective September 14, 2021, for additional office space contiguous to the original premises and for a two (2) year extension on the lease of the original premises. The lease amendment extends the original lease term to January 31, 2029 which commenced on the date that the additional office space was available for use in January 2022 and the lease of the additional space through June 30, 2029.

The Company has an obligation as a lessee for office equipment, effective February 27, 2020 with a term of five (5) years. This lease has an option to purchase the equipment at fair market value at the end of the lease term. The Company has classified this lease as an operating lease.

NOTE E – COMMITMENTS (CONTINUED)

Operating lease right of use asset and lease liability consisted of the following at December 31, 2024:

Right of use asset	$ 1,328,135
Lease liability, current	$ 305,629
Lease liability, long term	1,168,937
Total lease liability	$ 1,474,566

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2024 are as follows:

2025	$ 385,789
2026	391,894
2027	399,221
2028	406,548
2029	92,576
Total undiscounted lease payments	1,676,028
Less imputed interest	(201,462)
Total lease liability	$ 1,474,566

The Company utilized a discount rate of 6% to compute the right of use asset at commencement date of lease. The weighted average remaining lease term is 4.2 years.

NOTE F – EXEMPTION FROM RULE 15c3-3

The Company will not claim an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance on footnote 74 to SEC Release 34-70073. The Company's activities are limited to those set forth in the conditions for exemption appearing in footnote 74 to SEC Release 34-70073 and Q&A 8 of the related FAQ issued by the SEC staff.

NOTE G — RISKS AND UNCERTAINTIES

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon information available at this time, there are no litigation claims against the Company that would have a material impact on the financial position or operating results of the Company.

NOTE H — SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including selling limited partnership units and actively engages in the sale and marketing of private placements. The Company has identified its partners as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note D), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute capital to partners.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE H — SEGMENT REPORTING (CONTINUED)

The CODM manages the Company's business activities using the significant expense information referenced in the statement of operations.